GAMBRO

05006051

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH, D.C. 202 SECTION

Stockholm, February 15, 2005

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8-613 65 84
Fax +46 8 613 65 78

Encl.:
Press releases:
February 10, 2005 – Full year report January-December 2004
February 10, 2005 – Gambro enters emerging field of regenerative medicine

3/2

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO.

PRESS RELEASE
February 10, 2005


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH. D.C. 202
SECTION

Gambro enters emerging field of regenerative medicine

Gambro will enter the emerging field of regenerative medicine. Regenerative medicine involves the use of stem cells for improving and restoring the functionality of organs. As a first step Gambro will invest approx. 100 MSEK during a three-year period for research purposes. Gambro will focus its research on restoring the functionality of kidneys using adult stem cells and on new tools for cell handling and processing. The research will be done in close collaboration with external partners.

In regenerative medicine, no matter what organ or condition to be treated, a process involving collection, fractionation, expansion and application of stem cells is used. Throughout the process products from Gambro BCT's current offering can be used. Downstream the investment into regenerative medicine, Gambro expects that new tools and methods will added to Gambro BCT's current offering.

"It's a pro-active, long-term investment to explore potential opportunities in an emerging field of therapy," says Sören Mellstig, Gambro President and CEO. It also has an excellent technology and capability fit with Gambro and is fully in line with our vision and core purpose."

Given the early stages of regenerative medicine it is not possible today to give estimates on when products will be launched to the market or what the value of the potential market will be.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 733 66 65 84

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com


REPORT
February 10, 2005
FEB 2 2 2005

Full year report January-December 2004

- **Revenues up 8% currency adjusted, to MSEK 26,617**
- **Improved EBITDA margin at 18.4% (16.6%), excl. nonrecurring items**
- **Net income MSEK -1,196 (1,422), excl. nonrecurring items MSEK 985 (528)**
- **Earnings per share at SEK -3.47 (4.13), excl. nonrecurring items SEK 2.86 (1.53)**
- **Operating cash flow at MSEK 276 (1,754), excl. nonrecurring items MSEK 2,948 (1,754)**
- **Settlement of the U.S. Department of Justice investigation**
- **Agreement signed to sell U.S. clinics business to DaVita**
- **Proposed distribution to shareholders;**
  - **dividend increase to SEK 1.30 (1.10), a total of MSEK 448**
  - **1:1 split and distribution to shareholders of SEK 29.00 per share through mandatory redemption, a total of approximately SEK 10 billion, subject to closing of the divestiture of the U.S. clinics business**
- **Outlook for 2005 (excluding Gambro Healthcare US): 6-8% revenue growth, with profitability and cash flow growing faster than revenues**

"Continued firm financial performance in revenue growth, profitability and cash flow characterized 2004 and a major uncertainty was removed in the settlement of the U.S. Department of Justice investigation. Gambro also made a significant strategic move to focus its business by divesting Gambro Healthcare US," says Sören Mellstig, Gambro President and CEO.

MSEK Excl. nonrec. items	Q4 2004	 2003**	 Nominal	Currency adjusted	Jan-Dec 2004*	 2003**	 Nominal	Currency adjusted
Revenues	6,842	6,496	+5%	+11%	26,617	26,133	+2%	+8%
EBITDA	1,371	980	+40%	+48%	4,900	4,334	+13%	+20%
EBITDA margin	20.0%	15.1%			18.4%	16.6%		
EBIT	721	259	+178%	+202%	2,245	1,581	+42%	+50%
EBT	717	222	+223%		2,140	1,530	+40%	
EBT, incl. nonrec. items	717	222			-531	1,530		
Net income	375	-15			985	528	+87%	
Net income, incl. nonrec. items	375	879			-1,196	1,422		
Earnings per share, SEK	1.09	-0.04			2.86	1.53	+87%	
Earnings per share, incl. nonrec. items, SEK	1.09	2.55			-3.47	4.13		
Earnings per share, excl. goodwill amortization, SEK	1.67	0.57	+193%		5.28	4.17	+27%	
Net debt	5,675	5,801	-2%		5,675	5,801	-2%	
Operating cash flow	1,098	442	+148%		2,948	1,754	+68%	

* Nonrecurring item: a charge recorded in Q2 to provide for a settlement with the U.S. Department of Justice. Pre-tax MSEK 2,672, after tax MSEK 2,181.
** Nonrecurring item of 894 MSEK tax income.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

FOURTH QUARTER 2004

Revenues (currency adjusted). Revenues for the Group grew 11% (9% excluding one off items in Gambro Healthcare). Revenues for Gambro Healthcare were up 14%, including a MSEK 221 (53) reversal of reserves. Revenue per treatment was USD 294 in the U.S. (2003 Q4: 268) excluding the reserve reversal. Gambro Renal Products revenues increased 6% and Gambro BCT increased 22%. Revenue development was strong in the U.S. +15%, driven by the favorable development in Gambro Healthcare US and Gambro BCT. Revenues in the Americas (excl. U.S.), Pacific and Asia, increased by 9%. Europe, Africa and Middle East posted a slower, but improved growth of 5%.

Revenues by market

	Q4			Currency	Jan-Dec			Currency
MSEK	**2004**	2003	*Nominal*	*adjusted*	**2004**	2003	*Nominal*	*adjusted*
Europe, Africa and Middle East	2,106	1,996	+6%	+5%	8,147	7,852	+4%	+4%
United States	4,169	3,955	+5%	+15%	16,290	16,218	+0%	+11%
Asia, rest of the world	567	545	+4%	+9%	2,180	2,063	+6%	+11%
Total	6,842	6,496	+5%	+11%	26,617	26,133	+2%	+8%

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 20.0% (15.1%), 18.5% adjusted for one off items in Gambro Healthcare US. The Group margin includes significantly higher margins for all business areas; Gambro Healthcare 20.2% (16.7%) including reversal of reserves net of MSEK 147 (53), Gambro BCT 27.8% (22.9%) and Gambro Renal Products 19.0% (12.9%). The positive margin development was driven by increased revenue per treatment and efficiency improvements in the clinics. In Gambro Renal Products and Gambro BCT margins were improved due to favorable product mix and high capacity utilization. The fourth quarter 2003 included MSEK 135 in one-off costs in Gambro Renal Products.

EBIT (Earnings before interest and taxes) for the Group increased by 178% (202% currency adjusted) to MSEK 721 (259). The EBIT margin reached 10.5% (4.0%). The fourth quarter 2003 included MSEK 190 in one-off costs.

The **financial net** was improved to MSEK -4 (-37), mainly as a result of early redemption of derivatives of MSEK +148, partly offset by a bad debt provision of MSEK -89 related to a loan to an independent clinic operator. The loan is now fully provided for. Further information is disclosed in Gambro's Annual Report 2003, note 33, and in the second and third quarter reports 2004.

Earnings before tax (EBT) was higher in the quarter at MSEK 717 (222) and the EBT margin reached 10.5% (3.4%).

Net income for the quarter was MSEK 375 (MSEK 879 last year including a positive nonrecurring tax item of MSEK 894).

EPS reached SEK 1.09 (2.55, excluding a positive nonrecurring tax item in 2003; -0.04).

Financial position

MSEK	Q4 2004	Q4 2003	Jan-Dec 2004	Jan-Dec 2003
Net debt[1], closing balance December 31	5,675	5,801	5,675	5,801
Financial net	-4	-37	-104	-51
of which interest net	-55	-59	-143	-212
Average interest rate[2]	3.6%	3.8%	3.3%	3.8%

1) Loans and provisions for pension less cash and current investment, including other financial receivables.
2) Excluding one-off items

Net debt was reduced by MSEK 126 from the fourth quarter 2003, in spite of the U.S. Department of Justice settlement payment of MSEK 2,225. Increased profits, efforts to reduce working capital, and lower investments contributed to the net debt reduction. The net debt development also included a positive currency impact of MSEK 881.

Operating cash flow (excluding nonrecurring items)

MSEK	Q4 2004	Q4 2003	Jan-Dec 2004	Jan-Dec 2003
Earnings before taxes, excl. associated companies	717	221	2,137	1,526
Depreciation and amortization	650	721	2,655	2,753
Change in operating working capital[1]	232	163	-169	-266
Capital expenditure, net	-501	-663	-1,675	-2,259
Operating cash flow	**1,098**	**442**	**2,948**	**1,754**
Of which currency effects in operating cash flow	451	160	435	633

1) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.

During 2004 the Group experienced a positive development in **operating cash flow**, primarily due to reduced capital expenditure and strong cash flow from Gambro Healthcare and Gambro Renal Products.

In the fourth quarter Gambro announced the decision to build a new synthetic dialyzer manufacturing plant with a capacity of ten million units per year. The plant will be located in North America and supports Gambro's ambition to strengthen its position in the region.

In December it was announced that Gambro and Industri Kapital are divesting the co-owned marine cargo company MacGREGOR to Kone Corporation. The sale results in a capital gain for Gambro of about MSEK 400, which will be recognized at the closing of the deal in 2005. The transaction is contingent upon approval from relevant anti-trust authorities.

In December Gambro entered into an agreement to divest its dialysis clinic business in the U.S., Gambro Healthcare US, to DaVita Inc. The total consideration (on a debt free basis) is approximately USD 3.05 billion (SEK 20.5 billion). The divestiture will result in a pre-tax capital gain of USD 1.2 billion (SEK 8.1 billion), which will be recognized at the closing of the deal. As part of the deal, Gambro also entered into an R&D alliance and product supply agreement with DaVita. Under the agreement, Gambro Renal Products will supply the majority of the dialysis products used in all DaVita clinics. The transaction is contingent upon anti-trust approval from the U.S. Federal Trade Commission.

Key data, pro forma, excluding Gambro Healthcare US[1)]

MSEK	Q4			Currency	Jan-Dec			Currency
	2004	2003	Nominal	adjusted	2004	2003	Nominal	adjusted
Revenues	3,472	3,282	*6%*	*9%*	13,404	12,946	*4%*	*7%*
EBITDA	634	409	*55%*	*57%*	2,427	2,082	*17%*	*18%*
EBITDA margin	18.3%	12.5%			18.1%	16.1%		
EBIT	293	13	*2154%*	*2342%*	1,057	697	*52%*	*53%*
EBT	403	95	*324%*		1,389	1,098	*27%*	
Net income	255	-30[2)]			787	545[2)]	*44%*	
Earnings per share, SEK	0.74	2.51	*-70%*		2.28	4.18	*-45%*	
Earnings per share, SEK (excl. nonrecurring positive tax)	0.74	-0.09[2)]			2.28	1.58[2)]	*44%*	
Operating cash flow	668	227	*194%*		1,380	730	*89%*	

1) Gambro Healthcare US. Running costs for the subpoena, subpoena settlement, internal sales, internal profits, and assumed interest on proceeds
2) Excluding nonrecurring tax gain MSEK 894

COMPANY OUTLOOK FOR 2005 (assuming constant currencies)

For 2005 the company is expecting a revenue growth in the range of 6-8 percent in its continuing business (excluding Gambro Healthcare US). Gambro will target a growth in earnings and operating cash flow in excess of revenue growth for 2005. The strategic steps taken in 2004 to sell the U.S. clinics and establish a strategic alliance with DaVita have sharpened the platform for future growth and profitability. The strategies for the business areas remain valid, but measures are now being taken to create additional growth on top of the current plans as a natural consequence of the reported performance, the outlook and the divestiture of Gambro Healthcare US. **Gambro Renal Products'** objective is to achieve a revenue growth in the range of 3-5% and improve the operating margin. Sales to DaVita within the preferred supplier agreement framework are expected to start ramping up during 2005, but will not change the outlook. **Gambro BCT's** objective is to reach a revenue growth of about 10-12%, while protecting operating margin. **Gambro Healthcare's** (excluding the U.S. clinics) objective is to reach a revenue growth in the range of 10-15% of which approximately 2/3 will be organic. Operating earnings should grow at a slightly higher rate than revenues.

Over time, the company has a long-term ambition to grow at a rate of 10-15% annually and have an earnings (EPS) growth rate of 15% annually.

GAMBRO HEALTHCARE

MSEK	Q4 2004	Q4 2003	Nominal	Currency adjusted	Jan-Dec 2004	Jan-Dec 2003	Nominal	Currency adjusted
Revenues total	4,047	3,838	*+5%*	*+14%*	15,797	15,701	*+1%*	*+10%*
U.S.	3,607[1]	3,446[2]	*+5%*	*+14%*	14,135[1]	14,171[3]	*0%*	*+10%*
Rest of the world	440	392	*+12%*	*+13%*	1,662	1,530	*+9%*	*+10%*
EBITDA total	818	641	*+28%*	*+38%*	2,810	2,520	*+12%*	*+22%*
U.S.	738	573	*+29%*	*+40%*	2,532	2,295	*+10%*	*+21%*
Rest of the world	80	68	*+18%*	*+20%*	278	225	*+24%*	*+24%*
EBITDA margin total	20.2%	16.7%			17.8%	16.0%		
U.S.	20.5%	16.6%			17.9%	16.2%		
Rest of the world	18.2%	17.3%			16.7%	14.7%		
EBIT total	463	269	*+72%*	*+87%*	1,346	978	*+38%*	*+51%*
U.S.	431	251	*+72%*	*+88%*	1,258	939	*+34%*	*+47%*
Rest of the world	32	18	*+78%*	*+76%*	88	39	*+126%*	*+120%*
EBIT margin total	11.4%	7.0%			8.5%	6.2%		
U.S.	11.9%	7.3%			8.9%	6.6%		
Rest of the world	7.3%	4.6%			5.3%	2.5%		

1) Including MSEK 221 in changes of estimates in revenue related reserves.
2) Including reversal of MSEK 53 in accounts receivable reserves
3) Including reversal of MSEK 116 in accounts receivable reserves

	Dec 31 2004	Dec 31 2003	Dec 31, 2004 vs. Dec 31, 2003	Dec 31, 2004 vs. Sep 30, 2004
Total number of clinics	**708**	**704**	**+4**	**+1**
U.S.	564	562	+2	-1[1]
Rest of the world	144	142	+2	+2[2]
Total number of patients	**53,935**	**53,593**	**-915**	**-43**
U.S.	42,897	43,350	-453	-303
Rest of the world[3]	11,038	10,243	+795	+260

1) During the fourth quarter 3 new clinics were opened, 4 clinics were closed.
2) During the fourth quarter 2 clinics were opened.
3) Updated definition of patients treated in clinics with management contracts in the business area Gambro Renal Products.

	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
Total number of treatments in consolidated clinics ('000)	**2,038**	**2,018**	**2,011**	**1,995**	**2,028**	**2,014**	**1,985**	**1,905**
U.S.	1,650	1,648	1,646	1,638	1,667	1,661	1,641	1,594
Rest of the world	388	370	365	357	361	353	344	311
Number of dialysis days	79	79	78	78	79	79	78	77
Revenue per treatment, U.S. (USD)[1]	**294**	**292**	**286**	**278**	**268**	**269**	**261**	**261**
of which is lab services	10	10	10	11	11	12	10	11

1) Excluding revenue related reserves and accounts receivables reserves adjustments as outlined above

Gambro Healthcare US fourth quarter 2004

Revenue per treatment in the U.S. was USD 294, a USD 26 increase from the fourth quarter of 2003. The increase is mainly due to pharmacy administration in connection with patient outcomes initiatives, favorable write-off experience and renegotiation of non-government contracts. Non-acquired treatment growth was 0% during the fourth quarter 2004 and 1% for the full year. The quarterly results were impacted by changes in accounting estimates relating to revenue related reserves, revenues resulting from Medicare Cost Report settlements, and estimated deferred lease obligations. The impact of the accounting adjustments was additional revenues recorded in the quarter of MSEK 221 and additional pre-tax income of MSEK 147. The adjustment had no cash flow implications.

Operating earnings margin (EBITDA) increased from 16.6% in the fourth quarter 2003 to 20.5% in the fourth quarter 2004. Excluding the out-of-period adjustment in both 2003 and 2004, the quarterly results showed a currency adjusted improvement in EBITDA of 24 percent over the fourth quarter of 2003. Labor cost per treatment has been managed successfully through efficient staffing models that reduced employee turnover rates throughout 2004 and the labor cost per treatment was in the fourth quarter less than 1.5% above last year's fourth quarter.

Subpoena

During the quarter Gambro's subsidiary, Gambro Healthcare US, reached a final agreement with the U.S. Department of Justice to resolve the investigation stemming from June 2001. The final agreement confirms the preliminary understanding with the U.S. government announced by Gambro on July 21, 2004. The provision of MSEK 2,672 (MUSD 355) (after tax MSEK 2,181) set aside in the second quarter 2004, covers for the payment of the settlement amount. MUSD 335 of the settlement was paid in December 2004 and MUSD 15 are estimated to be paid during the first half of 2005. The investigation, which covered a period dating back to 1991, focused on compliance and documentation issues. The quality of care that Gambro provides to its patients was never in question.

MSEK 4 (8) in legal fees and other costs related to the subpoena were recorded in the fourth quarter 2004 in "Other", (January-December MSEK 42 (56)).

Gambro Healthcare International (non-U.S.) fourth quarter 2004

Revenues increased 13% currency adjusted compared to the fourth quarter 2003, of which 6% was non-acquired treatment growth and a significant share of the remainder was due to reimbursement increases in several countries.

Operating earnings margin (EBITDA) increased to 18.2% in the fourth quarter 2004 compared to 17.3% in the fourth quarter 2003. Profitability improved due to reimbursement increases in certain countries but also due to increased operational efficiency, including higher capacity utilization in the clinics. Cash flow generation was strong over the period. One of the key drivers for the good performance was the strong collection, reducing customer credit days. The organization was reinforced and the process of strengthening the position in selected emerging markets continues with a new tender awarded in Poland.

GAMBRO RENAL PRODUCTS

MSEK	Q4 2004	Q4 2003	Nominal	Currency adjusted	Jan-Dec 2004	Jan-Dec 2003	Nominal	Currency adjusted
Revenues	2,587	2,505	*+3%*	*+6%*	10,027	9,911	*+1%*	*+4%*
- of which is intra-group	310	298	*+4%*	*+10%*	1,217	1,263	*-4%*	*+4%*
EBITDA	491	323	*+52%*	*+53%*	1,826	1,697	*+8%*	*+8%*
EBITDA margin	19.0%	12.9%			18.2%	17.1%		
EBIT	248	22	*+1,027*	*+982%*	843	687	*+23%*	*+22%*
EBIT margin	9.6%	0.9%			8.4%	6.9%		

Gambro Renal Products fourth quarter 2004

Revenues increased by 6% currency adjusted. The Americas, Asian markets such as China and Hong Kong, and sales through distributors to emerging countries experienced a very strong quarter, while Nordic markets and Germany were weaker. The business area once again noted double-digit growth for synthetic dialyzers and renal intensive care products.

Internal sales increased by 10%, currency adjusted, compared to the fourth quarter 2003.

Operating earnings margin (EBITDA) for Gambro Renal Products was higher at 19.0% compared to 12.9% in the fourth quarter 2003. The improved margin is due to a favorable product and market mix, high capacity utilization, firm cost control and effects of the plant closings in Germany and Japan announced in January 2004, in combination with one-off costs in 2003.

In December 2004 it was announced that Gambro will build a new manufacturing plant for synthetic dialyzers in North America. The capacity expansion will enable Gambro to increase its production capacity by ten million dialyzers annually. The construction project will run from 2005 and it will take about three years before the plant is operational. The investment supports Gambro's strategy to further grow its business in the fast expanding market for synthetic dialyzers and will strengthen Gambro's position in the region. Since 1999 Gambro has taken investment decisions that in total will result in an increased production capacity of approximately 30 million synthetic dialyzers per year. It was also announced that Gambro, in connection with the divestiture of the U.S. clinics to DaVita, will enter into a long term preferred supplier agreement that will give Gambro Renal Products the opportunity to deliver the majority of the dialysis products to the combined DaVita and Gambro Healthcare clinics.

GAMBRO BCT

MSEK	Q4 2004	Q4 2003	Nominal	Currency adjusted	Jan-Dec 2004	Jan-Dec 2003	Nominal	Currency adjusted
Revenues	518	451	*+15%*	*+22%*	2,010	1,784	*+13%*	*+20%*
EBITDA	144	103	*+40%*	*+50%*	619	442	*+40%*	*+50%*
EBITDA margin	27.8%	22.9%			30.8%	24.8%		
EBIT	98	60	*+63%*	*+77%*	431	261	*+65%*	*+78%*
EBIT margin	18.9%	13.2%			21.4%	14.6%		
Navigant Biotechnologies, expenses	17	41			66	155		

Gambro BCT fourth quarter 2004

Revenues were strong for the quarter, reaching a 22% currency adjusted growth. The very high growth rate is primarily driven by Trima system disposable unit volume growth. Conversion of blood bank customers to the Trima System and the newly launched Trima Accel products are exceeding expectations around the world. The inclusion of the sales of IVEX Pharmaceuticals, acquired in May, had a large impact on sales growth for the quarter. Without the IVEX acquisition, currency adjusted sales growth was 16%.

Half of Gambro BCT's sales come from customers in the U.S., where sales grew strongly in the fourth quarter. Europe, Africa and the Middle East also had a good sales development in the fourth quarter. The strongest growth for the quarter occurred in Asia, led by sales in Japan. Gambro BCT went from a 4% to a 12% market share in Japan with the successful launch of Trima Accel in 2004. Japan is now Gambro BCT's second most important market after the U.S.

Earnings before interest and taxes (EBIT) for Gambro BCT increased 77% currency adjusted over fourth quarter 2003, while the EBIT margin reached 18.9% compared to 13.2% of fourth quarter 2003. Research and development spending on the pathogen reduction technology program in Navigant Biotechnologies Inc. has been reduced due to a focusing of the research program, which had a positive effect on EBIT compared to fourth quarter 2003. Gambro BCT excluding Navigant Biotechnologies grew EBIT by 27% currency adjusted for the quarter, driven primarily by a favourable product mix and high production output.

Navigant Biotechnologies, Inc.

In the fourth quarter, MSEK 17 (41) was invested in Gambro BCT's riboflavin based pathogen reduction technology company, Navigant Biotechnologies Inc. This brings the total amount invested for the year to MSEK 66 (155). Navigant Biotechnologies continued with the development of technologies to improve the safety of transfused blood by reducing the pathogen load found in blood components. As announced earlier this year, the focus in 2004, based on progress and evaluation of the technology, market conditions and external funding opportunities, was on programs most likely to support Gambro BCT. During the fourth quarter of 2004 the company satisfactorily completed a number of toxicological studies to demonstrate the safety of this product. Progress continues towards initiation of human clinical trials for its platelets product in Europe in the second half of 2005.

INVESTMENTS

MSEK	Q4 2004	Q4 2003	Jan-Dec 2004	Jan-Dec 2003
Gambro Healthcare US	127	130	413	588
Gambro Healthcare International	50	44	137	146
Reclassification of operating leases	-	131	-	239
Total Gambro Healthcare	177	305	550	973
Gambro Renal Products	254	311	919	1,115
Gambro BCT	94	98	281	282
Total investments excluding acquisitions [1)]	525	714	1,750	2,370
Acquisitions	294[2)]	-2	355[2)]	66
Total investments gross	819	712	2,105	2,436
Less: Disposals	-23	-120	-108	-180
Total investment activities	796	592	1,997	2,256
1) Of which is capitalized development expenditures	41	46	145	134

2) Includes MSEK 294 representing acquisitions by Gambro Healthcare US of minority interests in joint-ventures from physicians

Gambro Renal Products' investments largely refer to new production capacity for synthetic dialyzers in Germany. The extended production is expected to be ready and gradually ramped up to an additional capacity of five million dialyzers from 2005. Gambro Healthcare's investments largely refer to capacity expansions in existing and new clinics.

In December 2004 it was announced that Gambro will build a new manufacturing plant for synthetic dialyzers in North America. The capacity expansion will enable Gambro to increase its production capacity by ten million dialyzers annually. The construction project will run from 2005 and it will take about three years before the plant is operational.

PERSONNEL

The number of Gambro employees increased by 89 during the fourth quarter. By the end of the year, the total number of employees amounted to 21,279 (21,193).

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 884 (564) for 2004. The Parent Company's liquid funds at the end of the year amounted to MSEK 41 (87).

BOARD PROPOSALS

Dividend

The Board of Directors proposes a dividend of SEK 1.30 (1.10) per share, to which MSEK 448 (379) is allocated.

A new dividend policy has been introduced and will be proposed to the Annual General Meeting. According to the new policy the dividend is long term to be set in a range between 30-50% of earnings per share. In the previous policy the span was set at 8-15% of cash earnings per share. A new capital structure policy has also been proposed. In the long term Gambro will target a net debt to equity ratio of maximum 0.5.

Mandatory redemption of shares

The financial position of the Group is strong due to the improved performance including a very strong cash flow generation in recent years. Subject to the closing of the sale of the clinics in the U.S. to DaVita Inc. the position will be even stronger. It is the Board of Directors' opinion that the Group's financial position then will be more than adequate to support the Group's strategy and financial targets.

In order to adjust the Group's balance sheet to a more efficient structure, subject to the closing of the sale of the U.S. clinics and taking into consideration the long-tem net debt to equity ratio target, the Board of Directors proposes to the Annual General Meeting a share redemption procedure, whereby each (class A and B) share is split into 1 ordinary share and 1 redemption share. The redemption share is then automatically redeemed at SEK 29.00 per share. This corresponds to a total cash distribution to shareholders of MSEK 9,995. Combined with the proposed dividend, the shareholders will receive MSEK 10,443. The mandatory redemption is subject to approval at the Annual General Meeting on April 12, 2005, as follows:

- The articles of association are amended. The nominal value of each share is reduced to 1 SEK. Redeemable C shares are introduced.
- Reduction of the share capital through redemption of 250,574,090 A shares and 94,079,198 B shares.
- A directed issue of new, redeemable, C shares to a bank in order to speed up the redemption procedure.
- Redemption of the company's share capital through redemption of all C shares, subject to court approval.

Trading in redemption shares is estimated to take place on the Stockholm Stock Exchange (Stockholmsbörsen) on August 10 - 31, 2005, where after the redemption shares will be automatically redeemed. The payment of the redemption price is estimated to be made around September 9.

OTHER

Stock options and share plans

The Board of Directors proposes an employee stock option program for 2005, encompassing CEO, senior executives and a number of executives and key employees totaling 500 individuals under the current structure (incl. Gambro Healthcare US). The program is following the same structure as the programs, which have been in place since 1999. In the same manner as for 2004, it is intended that the CEO and certain senior executives will in addition receive allocation from two share programs; restricted stocks and performance shares. In terms of numbers the allocations will in total – as well as for most individuals (including the CEO) – be reduced considerably (approximately 40%). In view of the increased stock price since the allocations last year, this is expected to be offset in terms of value.

The exercise price for the stock option program 2005 will be set at a 10% premium to an average stock price over a five-day period after the Annual General Meeting. The duration of the options is five years, where the options will be vested successively over a three-year period. Also the share awards are vested successively, over three to five years in the first and over three years in the second share program.

The allocation of options within the program is based on individual performance, and the number of options in the program as a whole is contingent upon Gambro's performance during 2005. Maximum allocation of stock options will be 1,44 million. Upon completion of the transaction for the sale of Gambro Healthcare US, the maximum number of stock options that can be allocated will be reduced to 930 000.

Similar to the structure of the program of the previous year, the programs now proposed will not lead to the issue of any new shares. The scope of and key principles for the employee stock option program and the two share programs will be submitted to the annual general meeting for its approval on April 12, 2005. Complete proposals to the general meeting and further information regarding the plans will be made public before the Annual General Meeting resolution in accordance with applicable guidelines.

Contingent assets and liabilities

On November 5, 2004 Gambro's wholly owned subsidiary Gambro Inc. and its two subsidiaries Gambro Healthcare Inc. and Gambro Healthcare Laboratory Services Inc. received identical subpoenas from the U.S. Department of Justice, Eastern District of New York. The subpoenas requested a wide range of documents relating to the operations of the subpoenad entities. The subpoenas appear to be similar to the subpoenas received recently by several other companies in the dialysis industry in the U.S. Gambro has agreed with the government to significantly narrow current scope of the subpoenas, to issues relating only to parathyroid hormone (PTH) testing. The subpoenas substantially overlap with the matters covered by the June 2001 subpoena from the U.S. Attorney's office in St. Louis, Missouri. Gambro intends to cooperate with the government in New York. After the divestiture Gambro will cooperate with DaVita in responding to the subpoena.

One of Gambro AB's US subsidiaries, Gambro Renal Products, Inc., has in September been served with a complaint in Florida state court seeking to certify a class action by former owners of publicly traded stock in REN Corporation-USA (REN). The complaint relates to a

1995 tender offer to all public stockholders in REN pursuant to which COBE Laboratories, Inc. (COBE) (today Gambro, Inc.) acquired all of the remaining outstanding shares of REN for a total consideration of nearly MUSD 190. The complaint alleges that former officers and directors of COBE failed to disclose material information regarding a potential acquisition at the time of the tender offer to privatize REN. The allegations are identical to those raised in 1997 in a prior lawsuit filed by former shareholders of REN. The outcome of that lawsuit was generally favorable to the Company as previously reported in 2003. That lawsuit is today on appeal. The new lawsuit raises additional issues such as the timeliness of bringing these claims nine (9) years after the tender offer was completed. The Company believes it has numerous meritorious defenses and intends to vigorously defend the case.

The capital gains from the divestiture of the U.S. clinics and MacGREGOR are estimated to USD 1.0 billion and MSEK 400 respectively after tax. These amounts will be recognized at the closing of the respective transaction, and are therefore to be considered as contingent assets until closing. Gambro Healthcare Inc will be consolidated by Gambro until closing even though the net income will be kept by the entity sold. Gambro will however receive compensation in the form of interest on the equity price from December 6. Gambro will also receive interest on the intercompany debt from October 1, 2004 until closing.

AFTER THE BALANCE SHEET DATE

No significant events that affect the Group's or the Parent Company's financial position have occurred since the end of the period.

ANNUAL GENERAL MEETING

Gambro's Annual General Meeting will be held on Tuesday, April 12, 2005, at 5.00 pm, at Aula Magna, Frescativägen 6, Stockholm.

Stockholm, February 10, 2005

The Board of Directors

This report has not been subject to examination by the Company's auditors.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46 8 613 65 48, +46 70 513 65 48
Karin Avasalu, VP, Corporate Communications, tel. +46 8 613 65 99, +46 70 513 65 99
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 733 66 65 84
Maria Lilja, Manager, Investor Relations, tel. +46 8 613 65 02, +46 70 513 65 95
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

PRESS MEETING, ANALYST AND INVESTOR PRESENTATION (audiocast live at www.gambro.com)

Sören Mellstig, President and CEO will host an analyst, investor and press meeting to present the report today at 13:00 (CET). The presentation will be immediately followed by a Capital Markets Event, see separate invitation on Gambro's website www.gambro.com. The presentations will take place at Berns Conference, Kammarsalen & Arkaden, Berzelii Park, Näckströmsgatan 8, Stockholm, Sweden. The presentations will also be available through a conference call from 13:00-14:45 (CET) Phone: +44 (0)20 7162 0180 (if calling from Europe), +1 334 323 6203 (if calling from the U.S.) and audio cast on Gambro's website 13:00-17:40 (CET). Please find all related information on Gambro's web site: www.gambro.com.

CALENDAR

February 10, 2005	Capital Markets Event (13:00-17:40 CET), at Berns Conference, Kammarsalen & Arkaden, Berzelii Park, Näckströmsgatan 8, Stockholm
April 12, 2005	Annual General Meeting
April 26, 2005	Three-month report
July 21, 2005	Six-month report
October 20, 2005	Nine-month report
February 8, 2006	Full year report 2005

ACCOUNTING PRINCIPLES

The Gambro group applies the recommendations issued by the Swedish Financial Accounting Standards Council and statements issued by their Emerging Issues Task Force.

From January 1, 2004, one new recommendation is applied in the consolidated financial statements; RR 29 Employee Benefits. It is disclosed in the Gambro Annual Report 2003, page 45. In the first quarter the one-off effect of MSEK 19, a result of the new accounting principle, was reported directly under equity in accordance with the recommendation's transition rules and RR 5 Reporting of Change of Accounting Principles. The application of the recommendation does not make a material change of the results. In accordance with the transition rules, the comparative figures have not been recalculated. The plan assets are now included in the net debt definition, which has a positive effect of MSEK 66 on net debt per January 1, 2004.

As from 2005 the Company will be reporting in accordance with International Financial Reporting Standards (IFRS, formerly IAS). Therefore the annual report for 2004 will be the final financial statement prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. In the interim report for the first quarter of 2005 and in the annual report for 2005, the balance sheet and income statement for 2004 will be reconciled in accordance with IFRS and the Company's current accounting principles.

The Company has reviewed its reporting routines and collected data needed for the IFRS accounting including comparative figures for interim reports and the annual report 2005. Introductory training of the employees has been performed during 2004 and the training will continuously be held during 2005 and onwards. In December the Company published a document "Changed accounting principles, effects on Gambro". The announcement included information about:

- How the transition rules (IFRS 1 First time adoption) will be applied
- What options will be used if an accounting standard gives the possibility to chose between several alternatives
- The preliminary transition effects on the IFRS opening balance per January 1, 2004 and the estimated effects these adjustments will have on the restated 2004 earnings
- Accounting principles selected for IAS 39 Financial instruments: Recognition and Measurement. However, no information was disclosed on transition effects for IAS 39 since transition date will be January 1, 2005

Accounting of goodwill, stock option programs and financial instruments are the areas in which there are significant differences between current reporting and IFRS. According to IFRS, goodwill is not to be amortized, instead an impairment test is to be performed on an annual basis. Gambro has made the assessment during the fourth quarter 2004 that under IFRS the amortization for the year 2004 would have been almost MSEK 800 less compared to the amount reported under current accounting standards. Stock options and share programs will be accounted for in accordance with IFRS 2 Share based payments and the hedges of the programs will be recognized at fair value through the profit and loss statement. From January 1, 2005 all derivatives will be reported at market value resulting in increased volatility of the company's results between the quarterly reporting periods. The total, accumulated effect will, however, remain unchanged over the contract tenor.

In the 2004 annual report a summary of the IFRS transition effects will be published. It will include a summary of the adjustments made per January 1, 2004, as well as a summary of the profit and loss effects 2004 and the IAS 39 transition effects per January 1, 2005. During March 2005, the quarterly 2004 numbers will be restated and published by segment.

GAMBRO

February 10, 2005

GAMBRO GROUP INCOME STATEMENT

MSEK	Q4 2004	Q4 2003	Jan-Dec 2004	Jan-Dec 2003
Revenues	**6,842**	**6,496**	**26,617**	**26,133**
Cost of sales	-4,833	-4,863	-19,310	-19,296
Gross earnings	**2,009**	**1,633**	**7,307**	**6,837**
Operating expenses [1]	-1,288	-1,374	-7,734	-5,256
Earnings before interest and taxes (EBIT) [2]	**721**	**259**	**-427**	**1,581**
Financial items, net	-4	-37	-104	-51
Earnings before tax (EBT)	**717**	**222**	**-531**	**1,530**
Taxes [3] [4]	-327	672	-591	-41
Minority Interest	-15	-15	-74	-67
Net income	**375**	**879**	**-1,196**	**1,422**

	Q4 2004	Q4 2003	Jan-Dec 2004	Jan-Dec 2003
1) Including nonrecurring charge to provide for the settlement with the U.S. Department of Justice			-2,672	
2) Earnings before depreciation and amortization (EBITDA)	1,371	980	2,228	4,334
3) Including nonrecurring reversal of tax provisions		894		894
4) Including a nonrecurring positive effect on the tax due to 1)			491	
Amortization, goodwill	-200	-212	-835	-911
Depreciation, other assets	-450	-509	-1,820	-1,842
	-650	-721	-2,655	-2,753

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

	Q4 2004	Q4 2003	Jan-Dec 2004	Jan-Dec 2003
Earnings per share before and after dilution (SEK)	1.09	2.55[1]	-3.47[2]	4.13[1]
Goodwill amortization per share	-0.58	-0.62	-2.42	-2.64
Earnings per share pre goodwill amortization, SEK	1.67	3.17[1]	-1.05[2]	6.77[1]

1) Including nonrecurring tax gain, MSEK 894, SEK 2.59 per share
2) Including nonrecurring charge to provide for the settlement with the U.S. Department of Justice of MSEK 2,181, SEK 6.33 per share

Exchange rates

	Closing rate		Average rate									
	2004	2003	2004					2003				
(SEK)	Q4	Q4	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full year
USD-rate	6.62	7.26	7.35	7.59	7.50	6.96	7.35	8.56	8.08	8.13	7.59	8.09
EUR-rate	9.00	9.07	9.18	9.15	9.15	9.04	9.13	9.18	9.14	9.17	8.99	9.12

QUARTERLY DATA PER SEGMENT

	2004					2003				
MSEK	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenues										
Gambro Healthcare US	3,351	3,574	3,603	3,607	14,135	3,576	3,487	3,662	3,446	14,171
Gambro Healthcare Int	396	408	418	440	1,662	366	382	390	392	1,530
Total Gambro Healthcare	3,747	3,982	4,021	4,047	15,797	3,942	3,869	4,052	3,838	15,701
Gambro Renal Products	2,448	2,538	2,454	2,587	10,027	2,435	2,536	2,435	2,505	9,911
Gambro BCT	457	507	528	518	2,010	449	440	444	451	1,784
Intra-group	-287	-314	-306	-310	-1,217	-317	-318	-330	-298	-1,263
Total Revenues	**6,365**	**6,713**	**6,697**	**6,842**	**26,617**	**6,509**	**6,527**	**6,601**	**6,496**	**26,133**
Operating earnings - before depr. (EBITDA)										
Gambro Healthcare US	533	602	659	738	2,532	558	545	619	573	2,295
Gambro Healthcare Int	64	68	66	80	278	53	55	49	68	225
Total Gambro Healthcare	597	670	725	818	2,810	611	600	668	641	2,520
Gambro Renal Products	364[3)]	505	466	491	1,826[3)]	465	475	434	323[2)]	1,697[2)]
Gambro BCT	158	150	167	144	619	111	111	117	103	442
Nonrecurring items[5)]		-2,672[5)]			-2,672[5]					
Other	-82	-108	-83	-82	-355	-81	-86	-71	-87	-325
Total operating earnings - before depr. (EBITDA)	**1,037**	**-1,455**	**1,275**	**1,371**	**2,228**	**1,106**	**1,100**	**1,148**	**980**	**4,334**
margin %	**16.3%**	**-21.7%**	**19.0%**	**20.0%**	**8.4%**	**17.0%**	**16.9%**	**17.4%**	**15.1%**	**16.6%**
margin %, excl nonrecurring items	**16.3%**	**18.1%**	**19.0%**	**20.0%**	**18.4%**	**17.0%**	**16.9%**	**17.4%**	**15.1%**	**16.6%**
Depreciation and amortization										
Gambro Healthcare US	-316	-325	-326	-307	-1,274	-354	-337	-343	-322	-1,356
Gambro Healthcare Int	-49	-45	-48	-48	-190	-39	-40	-57	-50	-186
Total Gambro Healthcare	-365	-370	-374	-355	-1,464	-393	-377	-400	-372	-1,542
Gambro Renal Products	-250	-250	-240	-243	-983	-241	-231	-237	-301[2)]	-1,010[2)]
Gambro BCT	-43	-48	-51	-46	-188	-47	-45	-46	-43	-181
Other	-5	-5	-4	-6	-20	-5	-5	-5	-5	-20
Total depreciation and amortization	**-663**	**-673**	**-669**	**-650**	**-2,655**	**-686**	**-658**	**-688**	**-721**	**-2,753**

QUARTERLY DATA PER SEGMENT (cont.)

MSEK	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2004 Total	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2003 Total
Operating earnings - after depr. (EBIT)										
Gambro Healthcare US	217	277	333	431	1,258	204	208	276	251	939
Gambro Healthcare Int	15	23	18	32	88	14	15	-8	18	39
Total Gambro Healthcare	232	300	351	463	1,346	218	223	268	269	978
Gambro Renal Products	114[3)]	255	226	248	843[3)]	224	244	197	22[2)]	687[2)]
Gambro BCT	115	102	116	98	431	64	66	71	60	261
Nonrecurring items[5)]		-2,672[5)]			-2,672[5)]					
Other	-87	-113	-87	-88	-375	-86	-91	-76	-92	-345
Total EBIT	**374**	**-2,128**	**606**	**721**	**-427**	**420**	**442**	**460**	**259**	**1,581**
margin %	**5.9%**	**-31.7%**	**9.0%**	**10.5%**	**-1.6%**	**6.4%**	**6.8%**	**7.0%**	**4.0%**	**6.0%**
margin %, excl. nonrecurring items	**5.9%**	**8.1%**	**9.0%**	**10.5%**	**8.4%**	**6.4%**	**6.8%**	**7.0%**	**4.0%**	**6.0%**
Financial net										
Interest net	-46	8[4)]	-50	-55	-143	-64	-39	-50	-59	-212
Other financial items	-2	-6	-4	51[5)]	39	7	90[1)]	42	22	161
Financial net	**-48**	**2**	**-54**	**-4**	**-104**	**-57**	**51**	**-8**	**-37**	**-51**
Earnings before tax (EBT)	**326**	**-2,126**	**552**	**717**	**-531**	**363**	**493**	**452**	**222**	**1,530**

1) Including MSEK 80 in positive effects from transactions to lock in long-term interest rates differentials, which resulted in realized interest rates differentials as well as currency gains.
2) EBITDA includes MSEK 65 in one-off costs related to the closure of two plants and other improvement costs MSEK 70 in one-off costs for patent issues and bad debts and related costs in Brazil. In addition EBIT includes MSEK 55 in write-off (depreciation) related to the closure of the two plants.
3) EBITDA and EBIT includes MSEK 101 in one-off costs related to the closure of two plants.
4) Including MSEK 54 in accrued interests income from MacGREGOR (from 1998 until June 2004), previously not recognized, (see note 36 in Gambro Annual Report 2003).
5) MSEK 2,672 to provide for the settlement with the U.S. Department of Justice.
6) Including MSEK +148 in early redemption of derivatives, reduced by a provision of MSEK –89 related to a loan to an independent clinic operator.

QUARTERLY DATA PER SEGMENT (cont.)

MSEK	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2003 Q1	2003 Q2	2003 Q3	2003 Q4
Assets								
Gambro Healthcare US	14,619	14,209	13,659	13,103	16,692	15,861	14,999	14,154
Gambro Healthcare Int.	2,509	2,450	2,463	2,468	2,369	2,310	2,377	2,498
Gambro Healthcare total	17,128	16,659	16,122	15,571	19,061	18,171	17,376	16,652
Gambro Renal Products	11,518	11,610	11,418	11,114	11,681	11,951	11,449	11,198
Gambro BCT	1,498	1,610	1,634	1,562	1,464	1,440	1,389	1,409
Eliminations	-191	-209	-204	-207	-211	-212	-220	-199
Total segment assets	**29,953**	**29,670**	**28,970**	**28,040**	**31,995**	**31,350**	**29,994**	**29,060**
Other	735	858	999	731	559	728	714	1,427
Shares and participations	125	119	119	123	107	112	131	127
Deferred and current tax assets	1,294	1,791	1,644	1,632	1,429	1,251	1,209	1,448
Liquid assets	671	454	886	659	690	621	442	482
Interest bearing receivables	1,236[2]	1,286[2]	1,473[2]	370	979[2]	681[2]	1,121[2]	1,568[2]
Total assets	**34,014**	**34,178**	**34,091**	**31,555**	**35,759**	**34,743**	**33,611**	**34,112**
Liabilities								
Gambro Healthcare US	1,267	1,289	1,304	1,951	1,311	1,160	1,261	1,136
Gambro Healthcare Int.	439	468	488	442	460	498	466	497
Gambro Healthcare total	1,706	1,757	1,792	2,393	1,771	1,658	1,727	1,633
Gambro Renal Products	2,292	2,244	2,208	2,160	2,144	2,211	2,000	2,611
Gambro BCT	172	234	252	248	162	159	174	211
Eliminations	-191	-209	-204	-207	-211	-212	-220	-199
Total segment liabilities	**3,979**	**4,026**	**4,048**	**4,594**	**3,866**	**3,816**	**3,681**	**4,256**
Other[1]	787	3,465	3,343	639	801	942	798	761
Shareholders' equity[1]	20,134	17,806	17,965	18,083	19,476	19,124	19,016	19,756
Minority interests	157	157	157	87	153	154	151	143
Provisions for taxes and tax liabilities	1,263	1,405	1,152	1,448	1,788	1,773	1,825	1,345
Interest bearing liabilities incl. pensions	7,694	7,319	7,426	6,704	9,675	8,934	8,140	7,851
Total shareholders' equity and liabilities	**34,014**	**34,178**	**34,091**	**31,555**	**35,759**	**34,743**	**33,611**	**34,112**

QUARTERLY DATA PER SEGMENT (cont.)

MSEK	2004 Q1	Q2	Q3	Q4	Total	2003 Q1	Q2	Q3	Q4	Total
Investments gross										
Gambro Healthcare US	86	109	102	421	718	179	169	157	130	635
Gambro Healthcare Int.	26	27	40	50	143	15	55	141	174	385
Gambro Healthcare total	112	136	142	471	861	194	224	298	304	1,020
Gambro Renal Products	187	246	238	254	925	271	289	264	310	1,134
Gambro BCT	57	96	72	94	319	58	57	69	98	282
Total investments gross	**356**	**478**	**452**	**819**	**2,105**	**523**	**570**	**631**	**712**	**2,436**
Revenues by market										
Europe, Africa and Middle East	1,998	2,083	1,960	2,106	8,147	1,922	2,041	1,893	1,996	7,852
United States	3,868	4,101	4,152	4,169	16,290	4,102	3,980	4,181	3,955	16,218
Americas (excl. USA), Asia and Pacific	499	529	585	567	2,180	485	506	527	545	2,063
Total	**6,365**	**6,713**	**6,697**	**6,842**	**26,617**	**6,509**	**6,527**	**6,601**	**6,496**	**26,133**
Assets by market										
Europe, Africa and Middle East	11,363	11,563	11,413	11,241		11,349	11,542	11,112	11,213	
United States	16,561	16,161	15,605	14,951		18,585	17,731	16,831	15,962	
Americas (excl. USA), Asia and Pacific	2,029	1,946	1,952	1,848		2,061	2,077	2,051	1,885	
Total segment assets	**29,953**	**29,670**	**28,970**	**28,040**		**31,995**	**31,350**	**29,994**	**29,060**	
Investments gross by market										
Europe, Africa and Middle East	178	279	244	267	968	239	264	342	422	1,267
United States	136	160	166	512	974	239	239	239	239	956
Americas (excl. USA), Asia and Pacific	42	39	42	40	163	45	67	50	51	213
Total investments gross	**356**	**478**	**452**	**819**	**2,105**	**523**	**570**	**631**	**712**	**2,436**
1) Prior periods restated for equity swaps. Liabilities have increased and shareholders equity decreased						353	177	160		

2) Incl. effects of currency forward contracts to lock in favorable interest rates differentials. The forward contracts, recorded as interest bearing receivables, amounts to (MSEK): 2004 Q3: 1,134; Q2: 939; Q1: 887 / 2003 Q4: 1,279; Q3: 840; Q2: 400; Q1: 705

GAMBRO®

February 10, 2005

GAMBRO GROUP BALANCE SHEET

MSEK	December 31 2004	2003
ASSETS		
Fixed assets		
Intangible assets [1]	10,337	11,673
Tangible assets	7,480	7,868
Shares and participations	123	127
Long-term receivables	1,657	3,014
Total fixed assets	**19,597**	**22,682**
Current assets		
Inventories	2,255	2,349
Trade receivables	6,858	6,096
Other current receivables	2,186	2,503
Liquid assets	659	482
Total current assets	**11,958**	**11,430**
TOTAL ASSETS	**31,555**	**34,112**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity [2]	18,083	19,756
Minority interests	87	143
Provisions	2,208	2,094
Long-term interest bearing liabilities	3,809	4,299
Current liabilities	7,368	7,820
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**31,555**	**34,112**
NET DEBT	5,675	5,801

	2004	2003
1) Of which goodwill	9,297	10,702

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:

	2004	2003
Reported opening balance	19,756	19,839
Changed accounting principles	-19	-205
Adjusted opening balance	19,737	19,634
Net income	-1,196	1,422
Translation difference	-160	-1,045
Change in provision for equity swaps	81	124
Dividend	-379	-379
Closing balance	18,083	19,756

CASH FLOW STATEMENT

MSEK	Jan - Dec 2004	2003
Operating activities		
Earnings before tax	-531	1,530
Adjustment for non-cash items		
Depreciation and write-downs	2,655	2,753
Provisions	47	65
Unrealized interests and exchange gains/losses	264	-147
Capital gains/losses	-127	-43
Non-distributed earnings in associated companies	0	2
Income taxes paid	-710	-524
Cash flow from current operations before changes in operating capital	1,598	3,636
Changes in operating capital:		
Inventories	-2	9
Receivables	755	-690
Liabilities	510	697
Cash flow from operating activities	2,861	3,652
Investment activities		
Investments in financial fixed assets	-355	-32
Disposals of financial fixed assets	131	80
Investments in intangible fixed assets	-294	-349
Disposals of intangible fixed assets	0	43
Investments in tangible fixed assets	-1,456	-2,055
Disposals of tangible fixed assets	104	100
Cash flow from investment activities	-1,870	-2,213
Financing activities		
Change in loans	-404	-1,102
Dividend paid	-379	-379
Cash flow from financing activities	-783	-1,481
Cash flow this period	208	-42
Liquid assets, opening balance	482	563
Currency effect in liquid assets	-31	-39
Liquid assets at closing balance	659	482

Reconciliation between cash flow statement and operating cash flow

	2004	2003
Cash flow from operating activities	2,861	3,652
Add back: Provisions and unrealized exchange gains/losses etc	-315	76
Add back: Non-recurring items	2,672	0
Add back: Income taxes paid	710	524
Add back: Change in operating capital	-1,263	-16
Change in operating working capital	-169	-266
Cash flow from investment activities	-1,870	-2,213
Add back: Acquisitions/divestitures net	322	-3
Operating cash flow	**2,948**	**1,754**

GAMBRO

February 10, 2005

FIVE-YEAR SUMMARY

MSEK	2004	2003[4]	2002[3,4]	2001[4]	2000[4]
Income statement					
Revenues	26,617	26,133	27,574	26,720	22,245
Earnings before interest, taxes depreciation and amortization (EBITDA)	2,228	4,334	4,501	3,305	3,983
EBITDA margin, %	8.4	16.6	16.3	12.4	17.9
Earnings before interest and taxes (EBIT)	-427	1,581	1,594	281	204
EBIT margin, %	-1.6	6.0	5.8	1.1	0.9
Earnings before tax (EBT)	-531	1,530	1,063	-193	-527
Net income	-1,196	1,422	612	-422	982
Balance sheet					
Total assets	31,555	34,112	36,019	40,151	36,664
Net debt	5,675	5,801	8,369	9,434	7,275
Shareholders' equity	18,083	19,756	19,634	22,571	21,897
Cash flow analysis					
Investments in fixed assets, net	-1,675	-2,259	-2,994	-2,465	-1,741
Operating cash flow [1]	276[5]	1,754	1,540	-11[2]	1,103
Change in net debt	126	2,568	1,065	-2,159	-2,643
Key ratios					
Return on shareholders' equity, %	-6.3	7.2	2.9	-1.9	4.7
Return on total capital, %	-0.4	5.8	4.6	1.6	0.9
Return on capital employed, %	-0.5	7.1	5.6	2.0	1.2
Interest coverage ratio	-0.3	4.1	2.6	0.8	0.4
Solidity (equity/assets ratio), %	58	58	55	57	60
Per share data					
Earnings per share, SEK	-3.47	4.13	1.78	-1.22	2.85
Operating cash flow per share, SEK[1]	0.80[5]	5.09	4.47	-0.03[2]	3.20
Shareholders' equity per share, SEK	52	57	57	65	64
Net asset value per share, SEK	52	57	57	65	64
Dividend per share, SEK	1.30[6]	1.10	1.10	1.10	1.10
Direct yield, %	1.4	1.8	2.3	1.7	1.6
Market value/net profit (p/e-ratio)	neg	14	27	neg	23
Market value/shareholders equity	180	104	83	100	102
Average and total number of shares outstanding 344,653,288 for all periods					
Statistical data					
Average number of employees	21,391	21,273	20,804	19,534	17,999
Wages, salaries and remuneration, incl. social security contribution	8,763	8,961	9,406	9,122	7,191

1) Cash flow before acquisitions and taxes

2) Exclusive capital gain on sale of Thoratec shares

3) Restated to reflect changed accounting principles for equity swaps

4) The accounting principles have been changed but the historical values have not been re-calculated

5) Including U.S. Department of Justice settlement MSEK 2,672, SEK 7.75 per share

6) Proposed dividend

DEFINITIONS

Non-acquired growth: Treatment growth in existing clinics and programs including denovo clinics. (Before used "same-store growth" which only included existing clinics and satellite denovos rather than all denovos.)

Net debt: Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

Return on shareholders' equity: Net income expressed as a percentage of average shareholders' equity.

Return on total capital: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

Return on capital employed: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non-interest bearing operating liabilities, including deferred tax liabilities.

Interest coverage ratio: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

Unless otherwise indicated, all products mentioned in this press release are registered trademarks of Gambro.

GAMBRO MEDICAL OUTCOMES

		2004				2003			
Kt/V		**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
U.S.	Kt/V average	1.52	1.51	1.50	1.50	1.52	1.50	1.49	1.49
	Kt/V ≥1.2 (%)	90	90	89	89	90	89	88	89
Europe	Kt/V average	1.52	1.51	1.48	1.48	1.49	1.47	1.46	1.45
	Kt/V ≥1.2 (%)	92	91	90	89	88	86	87	86

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

	2004				2003			
Hemoglobin ≥11g/dl, %	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
U.S.	88	87	85	82	81	80	81	80
Europe	78	76	74	74	74	71	71	70

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. An anemia management program was started during 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/dl.

	2004				2003			
Albumin ≥3.5 g/dl, %	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
U.S.	78	77	77	77	77	77	78	77
Europe	89	89	90	90	89	90	89	88

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

Above data is only including hemodialysis patients (not peritoneal dialysis patients).